September 21, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Julie Sherman

         Re:   Enova Systems, Inc.
               Responses to Comments
               Form 10-K for the year ended December 31, 2004
               Filed March 31, 2005
               SEC File No. 0-25184

Dear Ms. Sherman:

In response to the SEC's comments on the Form 10-K for the year ended December 31, 2004, Enova Systems submits the following responses


Item 9a, Controls and Procedures, page 37
-----------------------------------------

     1. The Company acknowledges its understanding that it is not appropriate to qualify its conclusion with respect to the effectiveness of its disclosure controls and procedures.

          Future filings will include revised language to be consistent with the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Exchange Act.

     2. All future filings will include additional disclosures that, "the Company's system of internal control over financial reporting is designed to provide reasonable assurance that the objective of the system will be met," and "that the design and operation of [our] system of internal controls does in fact provide reasonable assurance in achieving the objectives of the system" consistent with Part II.F.4 of Release No. 33-8238.

     3. All future 10-K filings commencing with our 2005 year-end will address changes in our internal control over financial reporting to indicate whether there was any change in our internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

Note 1. Organization and Line of Business, page 11
--------------------------------------------------

     4. On September 19, 2005, the Company filed Form 10-K/A for the year ended December 31, 2004 with the Rule 3-09 of Regulation S-X financial statements for the Hyundai-Enova Innovative Technology Center (HEITC) because the 40% investment in the HEITC exceeded 20% of Enova's total assets as of that date. Future filings of Form 10-K will also be filed in conformance with this regulation as well as Form 10-Q including the disclosure required by Item 4-08(g) of Regulation S-X for any significant equity method investees above the 20% threshold. Based on the Company's total assets as of the date of this response, Rule 3-09 no longer applies to the HEITC as it no longer represents over 20% of the Company's total assets due to a capital infusion of approximately $18 million in July 2005.

Supplemental Information, page 30
---------------------------------

     5. Our auditor for the 2002 financial statements was Moss Adams. Although Rule 5-04 of Regulation S-X requires Schedule II to be filed for each period for which an audited income statement is provided, we also understand that the rule states that if the information, including notes, required by the schedule can be shown in the financial statements without making the statement unclear or confusing, then the schedule may be omitted. Additionally, under Rule 4-02, if the amount is not material, this Rule provides that it does not need to be presented.

          For the year ended December 31, 2002, there was no valuation allowance against receivables as all receivables were deemed collectible. The allowance against inventory, which was unchanged at $80,000 since 2000, was deemed immaterial. Therefore a Supplemental Information schedule was not provided for that year and therefore was no opinion rendered.

The Company acknowledges:

     o it is responsible for the adequacy and accuracy of the disclosure in the filings;

     o SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o it may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, you may contact me at 310-527-3847.

                                                Very truly yours,

                                                ENOVA SYSTEMS, INC.

                                                By: /s/ Larry Lombard
                                                   ------------------------
                                                   Larry Lombard
                                                   Chief Financial Officer


cc:      Don Dreyer, Audit Committee Chairman
         Edwin Riddell, President and CEO
         Don Reinke, General Counsel
         Elberta Yee, Singer Lewak
         Steve Wallaert, Moss Adams